Exhibit 12.1

VIRGIN MEDIA INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in millions)
Fixed charges:
Interest	£123.3	£109.0	£455.1	£499.4	£514.1	£457.5	£235.8
Interest portion of rental expense	5.4	4.1	19.9	15.2	20.3	17.4	14.2
Fixed Charges	£128.7	£113.1	£475.0	£514.6	£534.4	£474.9	£250.0
Earnings:
Loss from continuing operations	£(165.4)	£(125.5)	£(348.3)	£(848.9)	£(461.1)	£(520.6)	£(221.9)
Fixed charges	128.7	113.1	475.0	514.6	534.4	474.9	250.0
Less: capitalized interest	—	—	—	—	—	—	—
(Deficit) earnings	£(36.7)	£(12.4)	£126.7	£(334.3)	£73.3	£(45.7)	£28.1
Deficiency(1)	£(165.4)	£(125.5)	£(348.3)	£(848.9)	£(461.1)	£(520.6)	£(221.9)

(1)         Earnings for each of the periods presented were inadequate to cover fixed charges by the amounts indicated in this row.